Press Release October 30, 2025	Exhibit 99.4

James Hardie Reiterates its Board of Directors’ Commitment to Creating
Shareholder Value and Provides an Update on Results of the 2025 Annual
General Meeting

SYDNEY & CHICAGO, October 30, 2025 – James Hardie Industries plc (NYSE / ASX: JHX) ("James Hardie" or the "Company"), a leading provider of exterior home and outdoor living solutions, today announced the results of the Company’s 2025 Annual General Meeting (the “Annual Meeting”).
In connection with the Annual Meeting, James Hardie shareholders voted to elect directors Howard Heckes, Gary Hendrickson and Jesse Singh to continue serving on the James Hardie Board of Directors (the “Board”). Following the Annual Meeting, Anne Lloyd (Chair), Rada Rodriguez and Peter-John Davis have ceased to hold office in accordance with the Company’s Articles of Association. James Hardie reported final results with the ASX and on a Form 6-K furnished to the U.S. Securities and Exchange Commission.
The Company issued the following statement:
James Hardie has reached an important period in its history as we execute on our strategic growth plans and realize the tremendous potential of our combination with AZEK. With our comprehensive portfolio of leading exterior brands and a powerful manufacturing and support network, we are poised to drive long-term growth and success in the dynamic building products industry. The preliminary second quarter results we announced in October reflect the strong performance of our Deck, Rail & Accessories segment and our continued progress towards realizing substantial cost and revenue synergies from the AZEK integration. Looking ahead, we are focused on taking the right steps to drive shareholder value.
At the same time, we recognize that we have more work to do to deliver on our promise to shareholders. The Board is committed to holding both itself and the management team accountable as we execute our plans to drive outperformance over the long-term.
The Board thanks shareholders for their time during the extensive engagement that has taken place during the past several months. Our directors will carefully consider shareholder input as they review our Board composition and governance structure, with a continued sharp focus on delivering enhanced value for shareholders.

About James Hardie
James Hardie Industries plc is the industry leader in exterior home and outdoor living solutions, with a portfolio that includes fiber cement, fiber gypsum, and composite and PVC decking and railing products. Products offered by James Hardie are engineered for beauty, durability, and climate resilience, and include trusted brands like Hardie®, TimberTech®, AZEK® Exteriors, Versatex®, fermacell® and StruXure®. With a global footprint, the James Hardie portfolio is marketed and sold throughout North America, Europe, Australia and New Zealand.

Press Release October 30, 2025

James Hardie Industries plc is incorporated and existing under the laws of Ireland. As an Irish plc, James Hardie is governed by the Irish Companies Act. James Hardie’s principal executive offices are located at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Forward-Looking Statements
This communication contains forward-looking statements and information that are subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this communication, including, among others, the risks and uncertainties set forth in Section 3 "Risk Factors" in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy; the AZEK acquisition and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Press Release except as required by law.

James Hardie Contacts
Investors:
Joe Ahlersmeyer, CFA
Vice President, Investor Relations
+1 773-970-1213
investors@jameshardie.com

Media:
Ed Trissel / Aaron Palash
Joele Frank, Wilkinson Brimmer Katcher
+1 212-355-4449

Jack Gordon
Sodali & Co.
+61 478 060 362
jack.gordon@sodali.com

Press Release: Update on Results of Annual General Meeting	2